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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D/A
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                       EURO TRADE & FORFAITING, INC.

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                             (Name of Issuer)

                      Common Stock, $0.001 Par Value

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                       (Title of Class of Securities)

                                29870X 10 3

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                              (CUSIP Number)

                             Michael J. Smith
                      Suite 1620, 400 Burrard Street
                        Vancouver, British Columbia
                              Canada  V6C 3A6
                         Telephone (604) 683-5767

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 2, 2001

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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.     29870X 10 3
           -----------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       MFC Merchant Bank S.A.
    ----------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only
                  ------------------------------------------

4)  Source of Funds
                     --------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization     Switzerland
                                          -----------------

    Number of                 (7)  Sole Voting Power     0
    Shares Bene-                                      --------------------
    ficially                  (8)  Shared Voting Power   202,663
    Owned by                                            ------------------
    Each Reporting            (9)  Sole Dispositive Power     0
    Person                                                  --------------
    With                      (10) Shared Dispositive Power     202,663
                                                             -------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      202,663
    ------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ---------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)     0.8%
                                                         -----------------

14) Type of Reporting Person                    CO
                               -------------------------------------------


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CUSIP No.     29870X 10 3
           -----------------


1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       MFC Bancorp Ltd.
    --------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only
                  --------------------------------------------------------

4)  Source of Funds
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization     Yukon Territory, Canada
                                          --------------------------------

    Number of                  (7)  Sole Voting Power      840,000
    Shares Bene-                                       -------------------
    ficially                   (8)  Shared Voting Power     202,663
    Owned by                                             -----------------
    Each Reporting             (9)  Sole Dispositive Power     840,000
    Person                                                  --------------
    With                       (10) Shared Dispositive Power     202,663
                                                              ------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      1,042,663
    ---------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ---------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)     4.1%
                                                         -----------------

14) Type of Reporting Person                CO
                               -------------------------------------------


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This amendment No. 2 to Schedule 13D (the "Amendment No. 2") amends the
Schedule 13D of MFC Merchant Bank S.A. ("Merchant Bank") and MFC Bancorp Ltd. ("MFC") dated February 15, 2000 (the "Schedule 13D") and the Amendment No. 1 of Merchant Bank and MFC dated November 29, 2000 to the
Schedule 13D (the "Amendment No. 1"), and is being filed to report a change in voting power over certain shares of Euro Trade & Forfaiting, Inc. ("Euro Trade") previously pledged to Merchant Bank.

ITEM 1.     SECURITY AND ISSUER.

This Amendment No. 2 relates to the shares (the "Shares") of common stock with a $0.001 par value each of Euro Trade, a Utah corporation having a principal executive office at Suite 1620, 400 Burrard Street, Vancouver, British Coumbia, Canada V6C 3A6.

ITEM 2.     IDENTITY AND BACKGROUND.

This Amendment No. 2 is filed on behalf of MFC and Merchant Bank. MFC operates in the financial services business and has an office address at 17 Dame Street, Dublin 2, Ireland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has a principal business and office address at 6, Cours de Rive, 1211 Geneva 3, Switzerland. See item 6 on pages 2 and 3 of this Amendment No. 2 for the jurisdiction of organization of Merchant Bank and MFC.

The executive officers and directors of Merchant Bank and MFC remain unchanged since the filing of the Amendment No. 1.

During the last five years, neither Merchant Bank nor MFC has been, nor, to the knowledge of Merchant Bank or MFC, have any of their directors or officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Merchant Bank and MFC have executed a joint filing agreement consenting to the joint filing of this Amendment No. 2. Such agreement is filed as
Exhibit 1 to this Amendment No. 2 and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a securities pledge agreement (the "Pledge Agreement") dated for reference January 31, 2000 among Collingwood Investments Limited, North Cascade Limited (collectively, the "Pledgors") and Merchant Bank, 11,000,000 Shares of Euro Trade beneficially owned by the Pledgors (the "Pledged Shares") were previously pledged to Merchant Bank. On March 2, 2001, Merchant Bank disposed of the Pledged Shares in a private transaction as a result of an event of default by the Pledgors at a price of in aggregate $2,750,000, or $0.25 per Share.


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ITEM 4.     PURPOSE OF TRANSACTION.

Merchant Bank entered into a loan agreement dated for reference January 31, 2000 with the Pledgors pursuant to which, on February 14, 2000, Merchant Bank advanced a loan of $12.0 million to the Pledgors. The loan was secured by a pledge of the Pledged Shares under the Pledge Agreement. On March 2, 2001, Merchant Bank disposed of the Pledged Shares in a private transaction as a result of an event of default by the Pledgors.

At this time, neither MFC or Merchant Bank, nor, to the knowledge of MFC or Merchant Bank, any of their directors or executive officers, have the intention of acquiring additional shares of Euro Trade, although MFC and Merchant Bank reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC or Merchant Bank, nor, to the knowledge of MFC or Merchant Bank, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Merchant Bank is the beneficial owner of, and MFC is the indirect beneficial owner of, 202,663 Shares of Euro Trade, representing in aggregate 0.8% of the issued and outstanding Shares of Euro Trade. Merchant Bank and MFC share voting and dispositive power over these Shares.

MFC additionally exercises sole voting and dispositive power over 420,000 Shares of Euro Trade and warrants to acquire an additional 420,000 Shares of Euro Trade. Accordingly, MFC exercises sole or shared voting and dispositive power over in aggregate 4.1% of the issued and outstanding Shares of Euro Trade on a diluted basis.

Accordingly, Merchant Bank and MFC ceased to exercise sole or shared voting or dispositive power over more than five percent of Shares of Euro Trade on March 2, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Schedule 13D for information relating to certain contracts, arrangements, understandings or relationships with respect to securities of Euro Trade.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS




      Exhibit Number          Description
      --------------          -----------
            1                 Joint Filing Agreement between Merchant Bank
                              and MFC dated March 7, 2001.

            2*                Securities Pledge Agreement among Merchant
                              Bank and the Pledgors dated for reference
                              January 31, 2000.


--------------------
* Incorporated by reference from the Schedule 13D filed by MFC and Merchant Bank and dated February 15, 2000.


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                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 7, 2001
                                        --------------------------------
                                                    (Date)

                                            MFC MERCHANT BANK S.A.

                                         By:    /s/ Claudio Morandi
                                        --------------------------------
                                                 (Signature)

                                          Claudio Morandi, President
                                        --------------------------------
                                              (Name and Title)

                                         By:    /s/ Peter Hediger
                                        --------------------------------
                                                 (Signature)

                                          Peter Hediger, Vice President
                                        --------------------------------
                                              (Name and Title)



                                                 March 7, 2001
                                        --------------------------------
                                                    (Date)

                                            MFC BANCORP LTD.

                                         By:    /s/ Michael J. Smith
                                        --------------------------------
                                                 (Signature)

                                            Michael J. Smith, Director
                                        --------------------------------
                                              (Name and Title)


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                               EXHIBIT INDEX




      Exhibit Number         Description
      --------------         -----------
            1                Joint Filing Agreement between Merchant Bank
                             and MFC dated March 7, 2001.

            2*               Securities Pledge Agreement among Merchant
                             Bank and the Pledgors dated for reference
                             January 31, 2000.

--------------------
* Incorporated by reference from the Schedule 13D filed by MFC and Merchant Bank and dated February 15, 2000.